Exhibit 99.1
FOR IMMEDIATE RELEASE
PROPOSED LISTING ON THE STOCK EXCHANGE
OF HONG KONG LIMITED AND CONVERSION OF SHAREHOLDERS’ LOANS
New York, November 18, 2011 - Melco Crown Entertainment Limited (the “Company”) (NASDAQ: MPEL), a developer, owner and, through its subsidiary, an operator of casino gaming and entertainment resort facilities focused on the Macau market, announces that its application to the Stock Exchange of Hong Kong Limited (the “SEHK”) for a proposed dual listing of its shares on the Main Board of the SEHK (the “Proposed HK Dual Listing”) was considered by the Listing Committee of the SEHK on November 17, 2011, on the basis that the Proposed HK Dual Listing will proceed by way of introduction. Taking account of current market sentiment, the Company does not intend to carry out a global offering in conjunction with the Proposed HK Dual Listing. The Company will continue to evaluate future fund raising plans, carefully considering business development needs and shareholders’ interests as a whole.
The Company is currently aiming to complete the Proposed HK Dual Listing by year end. The Company wishes to highlight that as the proposed HK Dual Listing is subject to, among others, the final approval of the SEHK and other relevant authorities, it may not occur in the absence of such approvals.
The Company also wishes to announce that the shareholders’ loans initially provided in 2006 by wholly-owned subsidiaries of our major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”), will be converted into ordinary shares of the Company (the “Shares”) on or around November 29, 2011. Following the conversion, Melco and Crown will maintain their interests in the Company in equal proportions. The conversion price will be determined as one-third of the volume weighted average price of the Company’s American Depositary Shares (“ADSs”) as quoted on the NASDAQ Global Select Market, over the period of the five business days (being NASDAQ trading days) immediately preceding the date of conversion, as each ADS represents three Shares.
Conversion of the shareholders’ loans has been previously contemplated and in view of the Proposed HK Dual Listing, the conversion is deemed appropriate at this time, to demonstrate the Company’s ability to carry on its business independently of controlling shareholders, as required under the Listing Rules of the SEHK. The conversion of these loans into equity is further evidence of our controlling shareholders’ continuing commitment to the Company as well as their confidence in Macau’s long term prospects.
As of September 30, 2011, the combined outstanding shareholders’ loan balances due to Melco and Crown by the Company are HK$899.8 million (approximately US$115.6 million). As of November 17, 2011, the closing price for the Company’s ADSs was US$8.93 per ADS. The dilution impact from the conversion of the shareholders’ loans on existing shareholders of the Company (other than Melco and Crown), based on this price, is approximately 0.8%.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of more than 1,800 gaming machines in nine locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Co-Chairman, the Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also the Co-Chairman and the Director of the Company.
Investment Community, please contact:
Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 7575 or +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

2